UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

AMENDMENT NO. 1 TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

YONGYE BIOTECHNOLOGY INTERNATIONAL, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

38122W102
(CUSIP Number)

Zhong Xingmei Full Alliance International Limited Room 1701, Wing Tuck Commercial Centre, 183 Wing Lok Street Sheung Wan, Hong Kong	-with a copy to-	Mitchell S. Nussbaum, Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 (212) 407-4159
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box ❒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 9 Pages)

_______________________

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38122W102	13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON FULL ALLIANCE INTERNATIONAL LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ❒ (b) ❒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,657,704
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,657,704*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,657,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4%**
14	TYPE OF REPORTING PERSON CO

* Of the 7,657,704 shares of Common Stock beneficially owned by the Reporting Person, 2,000,000 shares were deposited into escrow (the “April Make Good Shares”) pursuant to the terms of a Make Good Escrow Agreement dated as of April 17, 2008 (the “April Make Good Agreement”), a copy of which is filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on April 22, 2008 and is incorporated herein by reference, pursuant to which, if the Issuer does not meet certain performance benchmarks for the fiscal year ended December 31, 2008, the April Make Good Shares will be distributed pro-rata to the investors named in the April Make Good Agreement. The Reporting Person retains voting power over the April Make Good Shares before such shares are delivered to such investors. In addition, of the 7,657,704 shares of Common Stock beneficially owned by the Reporting Person, 4,000,000 shares were deposited into escrow (the “September Make Good Shares”) pursuant to the terms of a Make Good Escrow Agreement dated as of September 5, 2008 (the “September Make Good Agreement”), a copy of which is filed as Exhibit 10.10 to the Company’s Registration Statement on Form S-1/A filed with the SEC on September 9, 2008 and is incorporated herein by reference, pursuant to which, if the Issuer does not meet certain performance benchmarks and restructuring goals, the September Make Good Shares will be distributed pro-rata to the investors named in the September Make Good Agreement. The Reporting Person retains voting power over the September Make Good Shares before such shares are delivered to such investors.

** Based on the beneficial ownership of 7,657,704 shares of Common Stock of the Reporting Person and 35,864,996 shares of total Common Stock issued and outstanding as of May 18, 2009, the Reporting Person holds approximately 21.4% of the issued and outstanding Common Stock of the Issuer.

CUSIP No. 38122W102	13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON ZHONG XINGMEI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ❒ (b) ❒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,657,704
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,657,704*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,657,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4%**
14	TYPE OF REPORTING PERSON IN

* Of the 7,657,704 shares of Common Stock beneficially owned by the Reporting Person, 2,000,000 shares were deposited into escrow (the “April Make Good Shares”) pursuant to the terms of a Make Good Escrow Agreement dated as of April 17, 2008 (the “April Make Good Agreement”), a copy of which is filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on April 22, 2008 and is incorporated herein by reference, pursuant to which, if the Issuer does not meet certain performance benchmarks for the fiscal year ended December 31, 2008, the April Make Good Shares will be distributed pro-rata to the investors named in the April Make Good Agreement. The Reporting Person retains voting power over the April Make Good Shares before such shares are delivered to such investors. In addition, of the 7,657,704 shares of Common Stock beneficially owned by the Reporting Person, 4,000,000 shares were deposited into escrow (the “September Make Good Shares”) pursuant to the terms of a Make Good Escrow Agreement dated as of September 5, 2008 (the “September Make Good Agreement”), a copy of which is filed as Exhibit 10.10 to the Company’s Registration Statement on Form S-1/A filed with the SEC on September 9, 2008 and is incorporated herein by reference, pursuant to which, if the Issuer does not meet certain performance benchmarks and restructuring goals, the September Make Good Shares will be distributed pro-rata to the investors named in the September Make Good Agreement. The Reporting Person retains voting power over the September Make Good Shares before such shares are delivered to such investors.

** Based on the beneficial ownership of 7,657,704 shares of Common Stock of the Reporting Person and 35,864,996 shares of total Common Stock issued and outstanding as of May 18, 2009, the Reporting Person holds approximately 21.4% of the issued and outstanding Common Stock of the Issuer.

CUSIP No. 38122W102	13D/A	Page 4 of 9 Pages

Item 1.                      Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Yongye Biotechnology International, Inc. (formerly known as Golden Tan, Inc.), a Nevada corporation (the “Company” or the “Issuer”).  The address of the Issuer’s principal executive office is 6th floor, Suite 608, Xue Yuan International Tower, No.1 Zhichun Road, Haidian District, Beijing, PRC.

Item 2.                      Identity and Background.

(a) This Schedule 13D is being filed by:

(i) Full Alliance International Limited, a company incorporated in the British Virgin Islands (“Full Alliance”); and

(ii) Zhong Xingmei (“Ms. Zhong”) a citizen of Hong Kong, PRC and sole director and owner of Full Alliance.  By virtue of her position as sole director and owner, Ms. Zhong may be deemed to be a beneficial owner having power to direct the voting and disposition of the Common Stock held or controlled by Full Alliance.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the Reporting Persons’ principal business is OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands.

(c) The principal business of Full Alliance is general and management services, whereby Ms. Zhong is the sole director and owner.  The principal office is located at Room 1701, Wing Tuck Commercial Centre, 183 Wing Lok Street, Sheung Wan, Hong Kong.

(d) During the past five (5) years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five (5) years, neither of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ms. Zhong is a citizen of Hong Kong, PRC.  Full Alliance is incorporated in the British Virgin Islands.

Item 3.                      Source and Amount of Funds and Other Consideration.

The Reporting Persons acquired the shares of the Company’s Common Stock pursuant to a Purchase Agreement, dated as of May 8, 2009 (the “May Purchase Agreement”) entered into by and among the Company, Inner Mongolia Yongye Nong Feng Biotechnology Co., Ltd., a cooperative joint venture organized under the laws of the People’s Republic of China, and the investors listed on Appendix A thereto.  Individually, the Reporting Persons purchased 909,597 shares of the Company’s Common Stock at a price of $1.54 per share (collectively, the “Shares”), for an aggregate purchase price of $1,400,779.69, which funds were paid by an unrelated company to a subsidiary of the Company in China pursuant to the May Purchase Agreement.

CUSIP No. 38122W102	13D/A	Page 5 of 9 Pages

The foregoing description of the May Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the May Purchase Agreement, attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 8, 2009 and is incorporated herein by reference.

Item 4.                      Purpose of Transaction.

The Company entered into and sold shares of its Common Stock pursuant to the May Purchase Agreement to obtain net proceeds with which to purchase inventory.  See Item 3, which is hereby incorporated by reference, for further discussion of how the Shares of the Issuer to which this statement relates were acquired.

At the date of this Schedule 13D, the Reporting Persons, except as set forth in this Schedule 13D, do not have any plans or proposals which would result in:

(a) the acquisition by any person of additional securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j) any similar action to those enumerated above.

Item 5.                      Interest in Securities of the Company.

(a) The Reporting Persons beneficially own an aggregate of 7,657,704 shares, or approximately 21.4%, of the Company’s Common Stock.  The approximate aggregate percentage of Company’s Common Stock reported beneficially owned by the Reporting Persons herein is based on the number of issued and outstanding shares of Common Stock of the Company as of May 18, 2009 and is equal to 35,864,996.

(b) The Reporting Persons beneficially own an aggregate of 7,657,704 shares of the Company’s Common Stock consisting of: (i) 1,657,704 shares in which it has the sole power to vote or direct to vote, and the sole power to dispose of or direct the disposition of; (ii) 2,000,000 shares of the Company’s Common Stock deposited into escrow (the “April Make Good Shares”) pursuant to the Make Good Escrow Agreement dated as of April 17, 2008 (the “April Make Good Agreement”); and (iii) 4,000,000 shares of the Company’s Common Stock deposited into escrow (the “September Make Good Shares”) pursuant to the Make Good Escrow Agreement dated as of September 5, 2008 (the “September Make Good Agreement”), representing in the aggregate approximately 21.4% of the total issued and outstanding shares of Common Stock of the Company.  Although Ms. Zhong directly owns none of the Company’s Common Stock, she may be deemed beneficial owner of the 7,657,704 shares of the Company’s Common Stock reported on this statement as owner and sole director of Full Alliance pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”).

CUSIP No. 38122W102	13D/A	Page 6 of 9 Pages

(c) Other than the acquisition of the Shares, the Reporting Persons have not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d)           To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e)           Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons acquired 6,948,111 shares of the Issuer’s Common Stock pursuant to a Share Exchange Agreement, dated as of April 17, 2008 (the “Exchange Agreement”) entered into by and among the Company and the Company’s principal shareholder, Fullmax Pacific Limited, a company organized under the laws of the British Virgin Islands (“Fullmax”), and the shareholders of Fullmax (the “Share Exchange”) of which the Reporting Persons were shareholders (the “Fullmax Shareholders”).  The Fullmax Shareholders owned 100% of the issued and outstanding common stock of Fullmax (the “Fullmax Shares”).  The transaction was consummated on April 17, 2008 pursuant to which the Fullmax Shareholders acquired approximately 84.7% of the Company’s issued and outstanding Common Stock causing Fullmax to become a wholly-owned subsidiary of the Company.  Collectively, the Fullmax Shareholders transferred all of their Fullmax Shares for 11,444,755 shares of the Company’s Common Stock (the “Exchange Shares”).  Individually, the Reporting Persons transferred 6,071 of their Fullmax Shares to the Company for 6,948,111 Exchange Shares.  In connection with the Share Exchange, the Reporting Persons transferred 200,004 of their Exchange Shares to Richever Limited in a private offering.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 22, 2008 and is incorporated herein by reference.

The Issuer simultaneously conducted the Share Exchange with a private placement of its Common Stock to certain investors pursuant to a Securities Purchase Agreement dated as of April 17, 2008 (the “April Purchase Agreement”).  As an inducement to such investors, the Reporting Persons agreed to lock up their shares of the Company’s Common Stock for a period of time pursuant to the Lock Up Agreement as defined below) and to escrow the April Make Good Shares pursuant to the April Make Good Agreement.

CUSIP No. 38122W102	13D/A	Page 7 of 9 Pages

The Issuer conducted another private placement of its Common Stock to certain investors pursuant to a Securities Purchase Agreement dated as of September 5, 2008 (the “September Purchase Agreement”).  As an inducement to such investors party to the September Purchase Agreement, the Reporting Persons agreed to escrow the September Make Good Shares pursuant to the September Make Good Agreement.

The Issuer conducted the private placement of its Common Stock to certain investors pursuant to the May Purchase Agreement.  See Item 3, which is hereby incorporated by reference, for further description of the May Purchase Agreement.

The Lock Up Agreement, April Make Good Agreement and September Make Good Agreement are described below:

Lock Up Agreement.

The Reporting Persons entered into a lock up agreement with ROTH Capital Partners, LLC (“ROTH”) dated as of April 17, 2008 (the “Lock Up Agreement”) prohibiting: (a) the sale, disposition or transfer of any shares of the Company’s Common Stock, or any securities exercisable for, or convertible or exchangeable into shares of the Company’s Common Stock, or (b) the entry into any swap or any other agreement or transaction that transfers the economic consequence of ownership of the shares of the Company’s Common Stock, or any securities exercisable for, or convertible or exchangeable into shares of the Company’s Common Stock, without the prior written consent of ROTH, commencing on April 23, 2008, and ending on the 365th day following September 11, 2008, the date on which the registration statement for the resale of securities issued by the Company to certain investors was declared effective.  The above restrictions under the Lock Up Agreement are exclusive of the April Make Good Shares and the September Make Good Shares.

April Make Good Agreement.

Pursuant to the terms of the April Purchase Agreement and the April Make Good Agreement, the Reporting Persons delivered the April Make Good Shares to ROTH and Tri-State Title & Escrow LLC as the escrow agent.  The Make Good Shares are being held as security for the achievement by the Company of $10,263,919 in net income for the year ended December 31, 2008 (the “April Net Income Threshold”).  If the Company achieves the April Net Income Threshold, the April Make Good Shares will be released back to the Reporting Persons.  If the Net Income Threshold is not achieved, the April Make Good Shares will be distributed pro-rata to the investors named in the April Make Good Agreement.

September Make Good Agreement.

Pursuant to the terms of the September Purchase Agreement and the September Make Good Agreement, the Reporting Persons delivered the September Make Good Shares to ROTH and Tri-State Title & Escrow LLC as the escrow agent.  The September Make Good Shares are being held as security for the achievement by the Company of $10,263,919 in net income and fully diluted earnings per share of at least $0.42 for the year ended December 31, 2008 (the “2008 Threshold”).  In the event that the Company meets the September Net Income Threshold, 2,000,000 of the September Make Good Shares will continue to be held as security for the achievement by the Company of $15,811,560 in net income and fully diluted earnings per share of at least $0.53 for the year ended December 31, 2009 (the “2009 Threshold”).  If the Company achieves the 2008 Threshold and the 2009 Threshold, the September Make Good Shares will be released back to the Reporting Persons.  If either the 2008 Threshold or the 2009 Threshold is not achieved, subject to certain additional thresholds in the September Make Good Agreement, up to 2,000,000 of the September Make Good Shares will be distributed pro-rata to the investors named in the September Make Good Agreement. In the event that the Company does not achieve certain restructuring goals, the remaining 2,000,000 September Make Good Shares will be distributed pro-rata to the investors named in the September Make Good Agreement.

The foregoing descriptions of the Lock Up Agreement, April Purchase Agreement, and April Make Good Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such Lock Up Agreement, April Purchase Agreement and April Make Good Agreement attached as Exhibits 10.2, 10.3 and 10.4 respectively to the Company’s Current Report on Form 8-K filed with the SEC on April 22, 2008 and is incorporated herein by reference.  The foregoing description of the September Purchase Agreement and September Make Good Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such September Purchase Agreement and September Make Good Agreement attached as Exhibits 10.9 and 10.10 respectively to the Company’s Registration Statement on Form S-1/A filed with the SEC on September 9, 2008 and is incorporated herein by reference.

CUSIP No. 38122W102	13D/A	Page 8 of 9 Pages

Except as disclosed herein and in the Current Report on Form 8-K filed by the Company on April 22, 2008, the Company’s Registration Statement on Form S-1/A filed with the SEC on September 9, 2008, and the Current Report on Form 8-K filed by the Company on May 8, 2009, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.:	Title:
2.1	Share Exchange Agreement, dated as of April 17, 2008.*
10.2	Lock Up Agreement, dated as of April 17, 2008.*
10.3	Make Good Escrow Agreement, dated as of April 17, 2008.*
10.4	Securities Purchase Agreement, dated as of April 17, 2008.*
10.5	Make Good Escrow Agreement, dated as of September 5, 2008.**
10.6	Securities Purchase Agreement, dated as of September 5, 2008.**
10.7	Securities Purchase Agreement, dated as of May 8, 2009.***

* Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 22, 2008.
** Incorporated by reference to the corresponding exhibit to the Company’s Registration Statement on Form S-1/A filed with the SEC on September 9, 2008.
*** Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K filed with the SEC on May 8, 2009.

Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2009	FULL ALLIANCE INTERNATIONAL LIMITED

	By:	/s/ Zhong Xingmei
Name: Zhong Xingmei
Title: Director

ZHONG XINGMEI

/s/ Zhong Xingmei